UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2010

Commission File Number 0-26046

China Natural Resources, Inc.

(Translation of registrant's name into English)

Room 2205, 22/F, West Tower, Shun Tak Centre,

168-200 Connaught Road Central, Sheung Wan, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☑  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12b3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑.

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12b3-2(b): 82-_________.

Acquisition of Wealthy Year Limited and its Subsidiaries

On April 30, 2010 China Natural Resources, Inc. (“China Natural Resources” or the “Company”) entered into an agreement (the “Agreement”) with Feishang Group Limited (the “Shareholder”) pursuant to which China Natural Resources acquired from the Shareholder (a) all of the issued and outstanding capital stock (the “Shares”) of Wealthy Year Limited, a British Virgin Islands company (“Wealthy Year”) and its wholly-owned subsidiaries (collectively, the "Coal Group") and (b) outstanding indebtedness in the amount of HK$12,407,324 (US$1,590,683) owing by Wealthy Year to the Shareholder on the acquisition date (“Indebtedness”). The Shareholder, a British Virgin Islands corporation, is also the principal shareholder of China Natural Resources and Mr. Li Feilie, the sole officer, director and beneficial owner of the Shareholder, is the Chairman and Chief Executive Officer of China Natural Resources. Wealthy Year, through its five subsidiaries (the “Mining Subsidiaries”), owns the mining rights to and operates five coal mines located in Guizhou Province, the People’s Republic of China (“PRC”).

Consideration and Payment Terms

A closing of the acquisition of the Shares and Indebtedness occurred on April 30, 2010, immediately upon execution of the Agreement (the “Closing”). The total purchase price for the Shares and Indebtedness is US$87,000,000 (the “Consideration”), subject to adjustment as described below. The Consideration is payable as follows:

(a)

the sum of US$56,560,000 is payable to the Shareholder within 30 business days after the Closing;

(b)

the sum of US$5,000,000, minus the amount of the adjustment, if any (the “Retained Amount”), is to be retained by China Natural Resources pending the determination of the Net Amount (as described below), and released to the Shareholder or utilized to settle the Net Amount as the case may be; and

(c)

the sum of US$25,440,000 (the “Claim Retained Amount”) is to be retained by China Natural Resources pending the outcome of two third-party claims that have been asserted against certain members of the Coal Group (the “Claims”), and released to the Shareholder or utilized to settle the Claims, as the case may be.

Adjustments; Set-offs

As soon as practicable following the signing of the Agreement but in no event later than July 29, 2010, (a) the Shareholder is obligated to deliver certain financial information to China Natural Resources, and (b) the Company is obligated to appoint Norton Appraisals Limited, an internationally recognized professional valuer, to prepare a valuation report of the Mining Subsidiaries (the “Valuation”), based upon which the Consideration may be adjusted to reflect the difference between the Net Amount of the Coal Group as of March 31, 2010 and as of the Closing date. The Net Amount will be an amount computed by reference to the cash and bank balances and designated liabilities of the members of the Coal Group other than the Mining Subsidiaries, as well as the Valuation, as of the two dates.

In the event that the Net Amount is:

(a)

a negative amount representing at least 5% of the “base amount” amount identified in the Agreement, an equivalent amount shall first be deducted from the Retained Amount and retained by China Natural Resources as a set-off against the Net Amount so as to bring the Net Amount to zero; and any balance of the Retained Amount shall be delivered by China Natural Resources to the Shareholder; and if and to the extent that the Retained Amount is insufficient for such set-off purpose, the Shareholder shall pay China Natural Resources in cash US$1 for every US$1 of shortfall; or

(b)

a positive amount (or zero or a negative amount representing less than 5% of the “base amount” identified in the Agreement), the Retained Amount shall be delivered by China Natural Resources to the Shareholder.

In addition, as each of the Claims is resolved, China Natural Resources shall be entitled to deduct from the Claim Retained Amount and retain as a set-off against the Consideration, an amount equivalent to all losses, damages, costs (including legal fees on a full indemnity basis) and expenses suffered or incurred by the Company and/or the Coal Group by reason of, resulting from, in connection with, or arising in any manner whatsoever of our the Claims (the “Claims Losses”); and, following final resolution of both of the Claims, (a) any balance of the Claim Retained Amount attributable to the Claims that has not been deducted and set-off, as aforesaid, shall be delivered to the Shareholder and (b) if and to the extent that the Claim Retained Amount attributable to the Claims is not sufficient to cover the Company’s Claims Losses, the Shareholder shall pay China Natural Resources in cash US$1 for every US$1 of shortfall.

Information on the Coal Group

Wealthy Year was incorporated under the laws of British Virgin Islands in January 2010. Wealthy Year owns 100% of the issued and outstanding share capital of Hong Kong Smartact Limited (“Smartact”), which was incorporated under the laws of the Hong Kong Special Administrative Region (“Hong Kong”) in January 2010. Smartact in turn owns 100% of the share capital of Guizhou Fuyuantong Energy Co., Ltd. (“Guizhou Fuyuantong”), a company organized under the laws of the PRC. Guizhou Fuyuantong owns all of the issued and outstanding capital shares of Guizhou Puxin Energy Co., Ltd. (“Guizhou Puxin”), a company organized under the laws of the PRC. Wealthy Year, Smartact, Guizhou Fuyuantong and Guizhou Puxin are holding companies that do not conduct active operations. Guizhou Puxin beneficially owns 99% of the registered capital of four of the Mining Subsidiaries and 70% of the registered capital of the remaining Mining Subsidiary. Each of the Mining Subsidiaries owns the mining rights to and operates a coal mine located in Guizhou Province, in the PRC. The non-controlling interests of each of the five mining subsidiaries are held by the respective existing vendors of the five mining subsidiaries.

Brief descriptions of the Mining Subsidiaries are as follows:

Jinsha Baiping Mining Co., Ltd. (“Baiping Coal”)

On October 10, 2008, Baiping Coal was granted a coal mining right to 3.0142 square kilometers located in Gaoping, Jinsha County, Guizhou Province, the PRC, which will expire in August 2014. The geological coordinate of this property is EL 106°24′06″~ 106°25′21″ and NL 27°15′00″~ 27°16′04″. The current annual production capacity of Baiping Coal is 150,000 MT of anthracite. It is expected that the annual production capacity will be expanded to 300,000 MT upon the completion of the second phase of coal mine construction, which is expected to be completed by the end of 2010. The estimated construction cost of the second phase is approximately RMB40.48 million (US$5.93 million). The construction cost is expected to be funded by internal resources and bank borrowings.

Nayong Dayuan Coal Mining Co. Ltd. (“Dayuan Coal”)

On February 20, 2009, Dayuan Coal was granted a coal mining right to 1.6490 square kilometers located in Xintang, Nayong County, Guizhou Province, the PRC, which will expire in April 2014. The geological coordinate of this property is EL 105°07′31″~ 105°08′42″ and NL 26°38′06″~ 26°38′52″. The current annual production capacity of Dayuan Coal is 90,000 MT of anthracite. It is expected that the annual production capacity will be expanded to 300,000 MT upon the completion of the second phase of coal mine construction, which is expected to be completed by the end 2010. The estimated construction cost of the second phase is approximately RMB52.01 million (US$7.62 million). The construction cost is expected to be funded by internal resources and bank borrowings.

Nayong Gouchang Coal Mining Co. Ltd. (“Gouchang Coal”)

On April 7, 2009, Gouchang Coal was granted a coal mining right to 1.7198 square kilometers located in Kunzhai, Nayong County, Guizhou Province, the PRC, which will expire in April 2017. The geological coordinate of this property is EL 105°10′30″~ 105°11′15″ and NL 26°54′15″~ 26°55′00″. The current annual production capacity of Gouchang Coal is 90,000 MT of anthracite. It is expected that the annual production capacity will be expanded to 300,000 MT upon the completion of the second phase of coal mine construction, which is expected to be completed by the end of 2011. The estimated construction cost of the second phase is approximately RMB26 million (US$3.81 million). The construction cost is expected to be funded by internal resources and bank borrowings.

Gouchang Coal has not yet commenced its mining operations. It is anticipated that the first phase of commercial run will commence in the second half of 2010.

Liuzhi Linjiaao Coal Mining Co. Ltd. (“Linjiaao Coal”)

On January 5, 2010, Linjiaao Coal was granted a coal mining right to 1.4104 square kilometers located in Xin Hua, Liuzhi Special Zone, Guizhou Province, the PRC, which will expire in July 2017. The geological coordinate of this property is EL 105°26′28″~ 105°28′17″ and NL 25°21′48″~ 25°23′32″. The current annual production capacity of Linjiaao Coal is 30,000 MT of anthracite. It is expected that the annual production capacity will be expanded to 300,000 MT upon the completion of the second phase of coal mine construction, which is expected to be completed by the end of 2010. The estimated construction cost of the second phase is approximately RMB59.51 million (US$8.72 million). The construction cost is expected to be funded by internal resources and bank borrowings.

The existing first phase mine production system ceased operation in 2009 pending the completion of the second phase mine production system.

Liuzhi Xinsong Coal Mining Co. Ltd. (“Xinsong Coal”)

On September 7, 2009, Xinsong Coal was granted a coal mining right to 3.7891 square kilometers located in Xinhui, Lizhi Special Zone County, Guizhou Province, the PRC, which will expire in September 2019. The geological coordinate of this property is EL 105°29′30″~ 105°30′50″ and NL 26°24′00″~ 26°25′15″. The current annual production capacity of Xinsong Coal is 90,000 MT of anthracite. It is expected that the annual production capacity will be expanded to 300,000 MT upon the completion of the second phase of coal mine construction, which is expected to be completed by the end of 2010. The estimated construction cost of the second phase is approximately RMB60.62 million (US$8.88 million). The construction cost is expected to be funded by internal resources and bank borrowings.

Relationship of the Parties

Mr. Li Feilie, the sole officer and beneficial owner of the Shareholder, is also our Chief Executive Officer and Chairman of our Board of Directors, and, accordingly, the terms of the Agreement may not necessarily have been arrived at after arm’s length negotiations. However, the terms of the Agreement were approved at a duly convened meeting of our Board of Directors at which all of our independent directors were present. In considering whether to approve the Agreement, the Board of Directors considered factors including: the Valuation, amounting to approximately RMB1,190 million (US$174.33 million) as prepared by Norton Appraisals Limited, an internationally recognized professional valuer; the discount to the Valuation available to the Company under the Agreement; the operating condition of the Coal Group; the current price range of coal resources in the PRC; and, the cash and bank balances and designated liabilities of the members of the Coal Group other than the Mining Subsidiaries. We believe that the terms of the Agreement are at least as favorable to us as could be obtained from an unaffiliated third party and that entering into the Agreement is in the best interest of the Company.

Risks Associated with the Acquisition and Operation of the Coal Group

The following are some of the risks associated with our exploration and operation of the mines operated and to be operated by the Coal Group:

•

The gain or revenues generated from the acquired mines is subject to the cyclical nature of the domestic and international coal market which are affected by numerous factors beyond the Company’s control, for example, general economic conditions in the PRC and elsewhere in the world, weather conditions, fluctuations in the development and growth of industries with high demand of coal. The selling price of coal and the profit margin will depend on market supply and demand forces in the domestic and international markets.

•

Coal mine operations are subject to applicable laws and regulations in the PRC including those relating to environmental protection and operational safety. Changes in applicable laws, rules and regulations will have a corresponding increase on our cost and expense of compliance.

•

The Valuation took into consideration all applicable estimated resources categories under the PRC Solid Mineral Resources/ Reserves Classification Code. However, the PRC Solid Mineral Resources/ Reserves Classification Code does not utilize the same procedures and protocols as are applicable to the determination of proven and probable reserves under the applicable international classification code. Had the Valuation been prepared in accordance with procedures and protocols as are applicable to the determination of proven and probable reserves under the applicable international classification code, the Valuation might be substantially lower.

•

Mining rights are amortized based on actual units of production over estimated proven and/ or probable reserves of the mines, subject to impairment. The Company reviews the production plans and the reserve levels of the mines periodically. Accordingly, any material change in mining production or modification of reserve levels may have a negative impact on the operating results of the Company.

•

The mining operations are subject to a number of risks and hazards including environmental hazards, industrial accidents, unusual or unexpected geologic formations, explosive rock failures, and flooding and periodic interruptions due to inclement or hazardous weather conditions. Such risks could result in damage to or destruction of mineral properties or production facilities, personal injury or death, environmental damage, delays in mining, monetary losses, and legal liability. The Company emphasizes environmental protection in the operations and related activities, and a significant financial commitment has been made towards the construction of environmental protection facilities and the establishment of a sound environmental protection management and monitoring system. While the Company believes that the operating subsidiaries are currently in compliance with applicable environmental regulations of the PRC government, any changes to these regulations may increase operating costs and may adversely affect the results of operations. During the course of mining activities, the Company uses dangerous materials. Although the Company has established stringent rules relating to the storage, handling and use of such dangerous materials, there is no assurance that accidents will not occur. Should the Company be held liable for any such accident, the Company may be subject to penalties, and possible criminal proceedings may be brought against its employees.

Other risks are identified from time to time in our filings with the United States Securities and Exchange Commission.

Currency Translation

For the convenience of the reader, amounts in Renminbi (“RMB”) have been translated into United States dollars (“US$”) at the rate of US$1.00=RMB6.8263 quoted by the People’s Bank of China as at April 30, 2010. Translations from Hong Kong dollars to US$ have been made at the official pegged exchange rate of US$1.00 = HK$7.80 as of April 30, 2010. The RMB is not freely convertible into US$ and no representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate, or that the translation into US$ is in accordance with US generally accepted accounting principles.

Press Release

On May 11, 2010, the Company disseminated a press release disclosing its acquisition of Wealthy Year. A copy of that press release is furnished as an exhibit to this report. The press release shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, and is not incorporated by reference into any filing of the Company, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

Forward-Looking Statements

This report includes forward-looking statements within the meaning of federal securities laws. These forward-looking statements are based upon assumptions believed to be reliable, but involve risks and uncertainties that may cause actual results of operations to differ materially from the forward-looking statements. Among the risks and uncertainties that could cause our actual results to differ from our forward-looking statements are our intent, belief and current expectations as to business operations and operating results of the Company, uncertainties regarding the governmental, economic and political circumstances in the People’s Republic of China, risks and hazards associated with the Company’s mining activities, uncertainties associated with ore reserve estimates, uncertainties associated with metal price volatility, uncertainties associated with the Company’s reliance on third-party contractors and other risks detailed from time to time in the Company’s Securities and Exchange Commission filings. Although the Company’s management believes that the expectations reflected in forward-looking statements are reasonable, it can provide no assurance that such expectations will prove to be accurate.

Exhibits

Exhibit Number	Description

4.1	Agreement dated April 30, 2010 by and between Feishang Group Limited and China Natural Resources, Inc.
99.1

Press Release dated May 11, 2010. The press release shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, and is not incorporated by reference into any filing of the Company, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

99.2	Consent of Norton Appraisals Limited.
99.3	Consent of Independent Registered Public Accounting Firm to incorporation of audit report dated June 25, 2009 into registration statement on Form S-8 (SEC File No. 333-146970).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA NATURAL RESOURCES, INC.

Date: May 11, 2010

By:	/s/ Li Feilie
Li Feilie
Chairman and Chief Executive Officer

EXHIBITS

Exhibit Number	Description

4.1	Agreement dated April 30, 2010 by and between Feishang Group Limited and China Natural Resources, Inc.
99.1

Press Release dated May 11, 2010. The press release shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, and is not incorporated by reference into any filing of the Company, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

99.2	Consent of Norton Appraisals Limited.
99.3	Consent of Independent Registered Public Accounting Firm to incorporation of audit report dated June 25, 2009 into registration statement on Form S-8 (SEC File No. 333-146970).